UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42475

FST Corp.

(Registrant’s Name)

No. 3, Gongye 1st Rd., Minxiong Township

Chiayi County 621018, Taiwan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Change in Independent Registered Public Accounting Firm

Termination of the Company’s Independent Registered Public Accounting Firm

On October 28, 2025, the Audit Committee (the “Audit Committee”) of the Board of Directors of FST Corp., a Cayman Islands exempted company with limited liability (the “Company”) approved the dismissal of KPMG Taiwan, located at No.11, Zhanye 1st Rd., Hsinchu Science Park, East Dist., Hsinchu City 300091, Taiwan, Republic of China (“KPMG Taiwan”), as the Company’s independent registered public accounting firm.

KPMG Taiwan served as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2024. During the fiscal year ended December 31, 2024, and the subsequent interim period through October 28, 2025, there were no: (1) disagreements with KPMG Taiwan on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events, except that KPMG Taiwan advised the Company of the following material weaknesses: In connection with the preparation of the Company’s consolidated financial statements for the year ended December 31, 2024, the Company had identified errors in financial reporting for the year ended December 31, 2023 related to the recognition of deferred income taxes and initial offering process expenses, which was disclosed on the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024 and the Amendment No. 1 to Form F-1 Registration Statement as filed on July 7, 2025. These errors stem from material weaknesses in the Company’s internal controls relating to 1) an insufficient allocation of resources in the financial reporting process to ensure appropriate financial reporting, and 2) a lack of appropriately skilled resources with experience and technical knowledge in US GAAP, which was disclosed.

To address the identified deficiencies, the Company has implemented the following corrective measures:

1. Continuous improvement of professional knowledge and practical skills: Strengthening staff in-service training for internal finance and accounting personnel and encouraging participation in courses related to U.S. GAAP to enhance the Company’s ability to handle complex accounting issues.

2. Engagement of external professional consultants: Engaging a professional accounting firm with experience in large-scale corporate audits and tax consulting to help clarify the recognition logic of deferred income taxes and optimize trial balance and reconciliation processes, improving the accuracy of financial reporting.

3. Optimization of period-end closing and review mechanisms: Restructuring the monthly and annual closing processes, introducing multi-level review checkpoints, and standardizing operational procedures to ensure the consistency, accuracy, and timeliness of key accounting entries.

The Company expects to continue monitoring the effectiveness of these corrective measures over the coming quarters and make adjustments as necessary until the relevant internal controls are effectively preventing and detecting errors.

The audit report of KPMG Taiwan on the consolidated financial statements of FST Corp. and subsidiaries as of and for the year ended December 31, 2024 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

The Company provided KPMG Taiwan with a copy of the disclosures in this Report on Form 6-K and requested that KPMG Taiwan furnish a letter addressed to the U.S. Securities and Exchange Commission stating whether KPMG Taiwan agrees with the above statements, or if not, stating the respects in which it does not agree. A copy of such letter is filed as Exhibit 16.1 to this Report of Foreign Private Issuer on Form 6-K.

Appointment of New Independent Registered Public Accounting Firm

On October 28, 2025, the Audit Committee approved the engagement of Enrome LLP, located at 143 Cecil Street, #19-03/04 GB Building, Singapore 069542 (“Enrome LLP”), as the Company’s new independent registered public accounting firm for the fiscal year ended December 31, 2025. This appointment is subject to the completion of the client acceptance and engagement procedures of Enrome LLP.

Enrome LLP previously served as the independent registered public accounting firm of Femco Steel Technology Co., Ltd., a subsidiary of the Company, for the fiscal years ended December 31, 2023 and 2022.

During the most recent fiscal year ended December 31, 2024, and the subsequent interim period through October 28, 2025, neither the Company nor anyone acting on its behalf has consulted with Enrome LLP regarding:

(i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Enrome LLP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or

(ii) any matter that was either the subject of a “disagreement” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K) or a “reportable event” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

Financial Statements and Exhibits

Exhibits.

Number
16.1	Letter of KPMG Taiwan dated October 31, 2025, regarding change in independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FST Corp.

Date: October 31, 2025	By:	/s/ David Chuang
	Name:	David Chuang
	Title:	Chief Executive Officer

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